# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cerebras Systems, Inc., CIK 0002021728
CUSIP: US15675D1037
Title of class of securities: Class A common stock, $0.00001 par value per share
Address of issuer's principal executive offices: 1237 E. Arques Avenue, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 08/14/2026
Filed by CIK 0001675124
Persons authorized to receive notices and communications: Lior Susan, Managing Member, Eclipse Ventures, 541 High Street, Suite 4, Palo Alto, California (CA), 94301, (650) 720-4667

## Reporting persons
- Eclipse Continuity GP I, LLC (CIK 0001675124): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 546,645; sole dispositive power 0; shared dispositive power 546,645; aggregate amount beneficially owned 546,645 (0.2% of the class)
  Comment: Represents 546,645 shares of Class A common stock (as defined in Item 1(a)). All shares are held by Eclipse Continuity I (as defined in Item 2(a)). Eclipse Continuity GP (as defined in Item 2(a)) is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Mr. Susan (as defined in Item 2(a)), a member of the Issuer's Board (as defined in Item 2(a)), is the sole managing member of Eclipse Continuity GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 223,848,533 shares of common stock outstanding, consisting of (i) 112,247,109 shares of Class A common stock outstanding as of August 5, 2026, as reported by the Issuer (as defined in Item 1(a) below) in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the Commission) on August 12, 2026 (the Form 10-Q), plus (ii) 111,601,424 shares of Class B common stock (the Class B common stock) outstanding as of August 5, 2026, as reported by the Issuer in the Form 10-Q. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse Continuity Fund I, L.P. (CIK 0001675126): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 546,645; sole dispositive power 0; shared dispositive power 546,645; aggregate amount beneficially owned 546,645 (0.2% of the class)
  Comment: Represents 546,645 shares of Class A common stock. All shares are held by Eclipse Continuity I. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse Continuity GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 223,848,533 shares of common stock outstanding, consisting of (i) 112,247,109 shares of Class A common stock, plus (ii) 111,601,424 shares of Class B common stock outstanding as of August 5, 2026, as reported by the Issuer in the Form 10-Q. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse Ventures GP I, LLC (CIK 0001843678): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,768,448; sole dispositive power 0; shared dispositive power 3,768,448; aggregate amount beneficially owned 3,768,448 (1.7% of the class)
  Comment: Represents 3,768,448 shares of Class A common stock. All shares are held by Eclipse I (as defined in Item 2(a)). Eclipse I GP (as defined in Item 2(a)) is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse I GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 223,848,533 shares of common stock outstanding, consisting of (i) 112,247,109 shares of Class A common stock, plus (ii) 111,601,424 shares of Class B common stock outstanding as of August 5, 2026, as reported by the Issuer in the Form 10-Q. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse Ventures Fund I, L.P. (CIK 0001641394): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,768,448; sole dispositive power 0; shared dispositive power 3,768,448; aggregate amount beneficially owned 3,768,448 (1.7% of the class)
  Comment: Represents 3,768,448 shares of Class A common stock. All shares are held by Eclipse I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse I GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 223,848,533 shares of common stock outstanding, consisting of (i) 112,247,109 shares of Class A common stock, plus (ii) 111,601,424 shares of Class B common stock outstanding as of August 5, 2026, as reported by the Issuer in the Form 10-Q. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse SPV II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,472,603; sole dispositive power 0; shared dispositive power 4,472,603; aggregate amount beneficially owned 4,472,603 (2% of the class)
  Comment: Represents 4,472,603 shares of Class A common stock. All shares are held by Eclipse SPV II (as defined in Item 2(a)). Eclipse SPV II GP (as defined in Item 2(a)) is the general partner of Eclipse SPV II and may be deemed to have voting and dispositive power over the shares held by Eclipse SPV II. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse SPV II GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 223,848,533 shares of common stock outstanding, consisting of (i) 112,247,109 shares of Class A common stock, plus (ii) 111,601,424 shares of Class B common stock outstanding as of August 5, 2026, as reported by the Issuer in the Form 10-Q. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse SPV II, L.P. (CIK 0001791665): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,472,603; sole dispositive power 0; shared dispositive power 4,472,603; aggregate amount beneficially owned 4,472,603 (2% of the class)
  Comment: Represents 4,472,603 shares of Class A common stock. All shares are held by Eclipse SPV II. Eclipse SPV II GP is the general partner of Eclipse SPV II and may be deemed to have voting and dispositive power over the shares held by Eclipse SPV II. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse SPV II GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 223,848,533 shares of common stock outstanding, consisting of (i) 112,247,109 shares of Class A common stock, plus (ii) 111,601,424 shares of Class B common stock outstanding as of August 5, 2026, as reported by the Issuer in the Form 10-Q. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse SPV XIII GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 409,719; sole dispositive power 0; shared dispositive power 409,719; aggregate amount beneficially owned 409,719 (0.2% of the class)
  Comment: Represents 409,719 shares of Class A common stock. All shares are held by Eclipse SPV XIII (as defined in Item 2(a)). Eclipse SPV XIII GP (as defined in Item 2(a)) is the general partner of Eclipse SPV XIII and may be deemed to have voting and dispositive power over the shares held by Eclipse SPV XIII. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse SPV XIII GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 223,848,533 shares of common stock outstanding, consisting of (i) 112,247,109 shares of Class A common stock, plus (ii) 111,601,424 shares of Class B common stock outstanding as of August 5, 2026, as reported by the Issuer in the Form 10-Q. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Eclipse SPV XIII, L.P. (CIK 0001943130): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 409,719; sole dispositive power 0; shared dispositive power 409,719; aggregate amount beneficially owned 409,719 (0.2% of the class)
  Comment: Represents 409,719 shares of Class A common stock. All shares are held by Eclipse SPV XIII. Eclipse SPV XIII GP is the general partner of Eclipse SPV XIII and may be deemed to have voting and dispositive power over the shares held by Eclipse SPV XIII. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse SPV XIII GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 223,848,533 shares of common stock outstanding, consisting of (i) 112,247,109 shares of Class A common stock, plus (ii) 111,601,424 shares of Class B common stock outstanding as of August 5, 2026, as reported by the Issuer in the Form 10-Q. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.
- Lior Susan (CIK 0001832895): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 358,575; shared voting power 9,197,415; sole dispositive power 358,575; shared dispositive power 9,197,415; aggregate amount beneficially owned 9,555,990 (4.3% of the class)
  Comment: Consists of (i) an aggregate of 197,784 shares of Class A common stock held by Mr. Susan, (ii) 160,791 shares of Class A common stock held by an estate-planning vehicle controlled by Mr. Susan, (iii) 546,645 shares of Class A common stock held by Eclipse Continuity I, (iv) 3,768,448 shares of Class A common stock held by Eclipse I, (v) 4,472,603 shares of Class A common stock held by Eclipse SPV II, and (vi) 409,719 shares of Class A common stock held by Eclipse SPV XIII. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Eclipse SPV II GP is the general partner of Eclipse SPV II and may be deemed to have voting and dispositive power over the shares held by Eclipse SPV II. Eclipse SPV XIII GP is the general partner of Eclipse SPV XIII and may be deemed to have voting and dispositive power over the shares held by Eclipse SPV XIII. Mr. Susan, a member of the Issuer's Board, is the sole managing member of each of Eclipse Continuity GP, Eclipse I GP, Eclipse SPV II GP, and Eclipse SPV XIII GP and may be deemed to have voting and dispositive power with respect to the shares held by each of Eclipse Continuity I, Eclipse I, Eclipse SPV II, and Eclipse SPV XIII.
  
  Based on 223,848,533 shares of common stock outstanding, consisting of (i) 112,247,109 shares of Class A common stock, plus (ii) 111,601,424 shares of Class B common stock outstanding as of August 5, 2026, as reported by the Issuer in the Form 10-Q. The shares of Class A common stock and Class B common stock have the same rights, privileges, preferences, and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets, or winding up of the Issuer), share ratably and are identical in all respects and as to all matters, except that the holders of shares of Class A common stock are entitled to one vote per share of Class A common stock and the holders of Class B common stock are entitled to twenty votes per share of Class B common stock.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.00001 par value per share
Name of issuer: Cerebras Systems, Inc.
Address of issuer's principal executive offices: 1237 E. Arques Avenue, Sunnyvale, California (CA), 94085
Comment:
Explanatory Note:

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Commission on May 22, 2026, as amended by Amendment No. 1 filed with the Commission on June 26, 2026 (the Original Schedule 13D) and is being filed by Eclipse Ventures Fund I, L.P. (Eclipse I), Eclipse Ventures GP I, LLC (Eclipse I GP), Eclipse Continuity Fund I, L.P. (Eclipse Continuity I), Eclipse Continuity GP I, LLC (Eclipse Continuity GP), Eclipse SPV II, L.P. (Eclipse SPV II), Eclipse SPV II GP, LLC (Eclipse SPV II GP), Eclipse SPV XIII, L.P. (Eclipse SPV XIII), Eclipse SPV XIII GP, LLC (Eclipse SPV XIII GP, and together with Eclipse I, Eclipse I GP, Eclipse Continuity I, Eclipse SPV II, Eclipse SPV II GP, Eclipse SPV XIII, the Reporting Entities) and Lior Susan (Mr. Susan), a member of the Issuer's board of directors (the Board). The Reporting Entities and Mr. Susan are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to the Original Schedule 13D as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Statement have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by the addition of the following information:

On August 14, 2026, each of Eclipse Continuity I, Eclipse I, Eclipse SPV II, and Eclipse SPV XIII engaged in a pro rata, in-kind distribution of (i) 133,660 shares of Class A common stock, (ii) 921,422 shares of Class A common stock, (iii) 1,093,594 shares of Class A common stock and (iv) 100,179 shares of Class A common stock, respectively, to their respective limited and general partners for no consideration (the "August 2026 Distribution"). Mr. Susan acquired an aggregate of 104,811 shares of Class A common stock from the Reporting Entities in the August 2026 Distribution and an estate-planning vehicle controlled by Mr. Susan received 119,816 shares of Class A common stock from the Reporting Entities in the August 2026 Distribution. Following the August 2026 Distribution, each Reporting Entity and Mr. Susan held the number of shares and percentages reported in Items 7-11 of the cover pages of this Amendment No. 2.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of common stock, except for the shares, if any, such Reporting Person holds of record.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of common stock, except for the shares, if any, such Reporting Person holds of record.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 5(d) of the Original Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 14, 2026, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Original Schedule 13D is incorporated herein by reference.

## Signatures
- Eclipse Continuity GP I, LLC: /s/ Lior Susan, Lior Susan, Managing Member (08/18/2026)
- Eclipse Continuity Fund I, L.P.: /s/ Lior Susan, Lior Susan, Managing Member (08/18/2026)
- Eclipse Ventures GP I, LLC: /s/ Lior Susan, Lior Susan, Managing Member (08/18/2026)
- Eclipse Ventures Fund I, L.P.: /s/ Lior Susan, Lior Susan, Managing Member (08/18/2026)
- Eclipse SPV II GP, LLC: /s/ Lior Susan, Lior Susan, Managing Member (08/18/2026)
- Eclipse SPV II, L.P.: /s/ Lior Susan, Lior Susan, Managing Member (08/18/2026)
- Eclipse SPV XIII GP, LLC: /s/ Lior Susan, Lior Susan, Managing Member (08/18/2026)
- Eclipse SPV XIII, L.P.: /s/ Lior Susan, Lior Susan, Managing Member (08/18/2026)
- Lior Susan: /s/ Lior Susan, Lior Susan (08/18/2026)